October 27, 2010
RiverSource Diversified Income Series, Inc.
50606 Ameriprise Financial Center
Minneapolis, MN 55474
Gentlemen:
I have examined the Articles of Incorporation and the By-Laws of RiverSource Diversified Income Series, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.
This opinion may be used in connection with the Post-Effective Amendment.
Sincerely,

/s/	Scott R. Plummer

Scott R. Plummer
General Counsel
RiverSource Diversified Income Series, Inc.